Catalytic Capital Investment Corporation
201 Ocean Avenue, Suite 1402P
Santa Monica, California 90402

December 1, 2007

Mr. John Reynolds
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Catalytic Capital Investment Corporation
Registration Statement on Form S-1
File No.: 333-132717

Dear Mr. Reynolds:

The undersigned, as Chairman of the Board and Chief Executive Officer of Catalytic Capital Investment Corporation (the “Company”), hereby informs the Securities and Exchange Commission that the Company has determined that it is no longer in its best interests to proceed with the above-referenced Registration Statement.

Therefore, the Company hereby requests that the above-referenced Registration Statement be withdrawn, effective immediately, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”). The Company further confirms that in connection with such Registration Statement, it has not offered to sell or sold any securities in violation of the registration provisions of the Securities Act.

Thank you for courtesy and cooperation in this matter.

Very truly yours,

Catalytic Capital Investment Corporation

/s/ Russell I. Pillar
Russell I. Pillar
Chairman of the Board and Chief Executive Officer